Exhibit 99.2

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

THIS NOTE IS SUBJECT TO THE TERMS OF A CERTAIN NOTE AND WARRANT PURCHASE AGREEMENT, DATED AS OF THE DATE HEREOF, BY AND BETWEEN THE LENDER AND THE COMPANY (THE “PURCHASE AGREEMENT”). COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

CONVERTIBLE PROMISSORY NOTE

Date of Issuance
$[INSERT AMOUNT]	[INSERT DATE]

FOR VALUE RECEIVED, EHAVE, INC., an Ontario corporation (the “Company”), hereby promises to [INSERT NAME] (the “Lender”), the principal sum of $[INSERT AMOUNT], together with interest thereon from the date of this Note. Interest shall accrue at a rate of ten percent (10%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earliest to occur of the following dates (the “Maturity Date”): the earlier of (i) closing of the Qualified Offering, or (ii) the first anniversary of the date of issuance of this Note. In addition, upon the occurrence of an Event of Default, the entire unpaid principal and accrued and unpaid interest on this Note may become due and payable pursuant to Section 8.1 of the Purchase Agreement. This Note is one of the “Notes” issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement. This Note is issued under and in accordance with the Purchase Agreement and is subject to the terms and provisions contained in the Purchase Agreement. The Purchase Agreement is hereby incorporated herein by reference and made a part hereof.

1.          Payment. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. Repayment shall be pro rata among all Notes then outstanding pursuant to the Purchase Agreement. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. Upon conversion or payment of all amounts due hereunder, the Lender agrees to deliver the original of the Note at the closing of the Qualified Offering for cancellation.

2.          Prepayment. This Note may be prepaid upon ten days prior written notice to the Lenders, by paying 120% of the then outstanding principal amount of the Notes, in whole or in part, at any time prior to the listing of the Company’s common shares for trading on a national securities exchange; provided, that any prepayment of this Note may only be made in connection with the prepayment of all Notes issued under the Purchase Agreement on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note.

3.          Qualified Offering. Upon closing of the Qualified Offering, all of the principal and accrued and unpaid interest then outstanding under each Note shall, at the option of the Lender holding such Note, either (x) become due and payable in cash from the proceeds of the Qualified Offering, or (y) convert into Conversion Securities as set forth in Section 2.1 of the Purchase Agreement.

4.          Conversion Procedure. Before the Lender holding this Note shall be entitled to convert this Note into Conversion Securities pursuant to Section 3(y), the Lender shall surrender this Note, duly endorsed (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note), at the office of the Company and shall give written notice to the Company at its principal corporate office, of the election to convert the same pursuant to Section 3(y), and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for Conversion Securities are to be issued, in the event that the Conversion Securities will be certificated. Upon such conversion of this Note, the Lender hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Offering, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. The Company shall, as soon as practicable thereafter, issue and deliver to the Lender a certificate or agreement representing the number of Conversion Securities issuable upon conversion of the Notes to which the Lender shall be entitled upon such conversion (bearing such legends as are required by the transaction documents related to the Qualified Offering, and applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which the Lender is entitled upon such conversion under the terms of this Note. The conversion of this Note pursuant to Section 3(y) shall be deemed to have been made immediately prior to the closing of the Qualified Offering and on and after such date the Lenders entitled to receive the securities issuable upon such conversion shall be treated for all purposes as the record holder of such securities. Only whole Conversion Securities shall be issued. Any remainder due hereunder which is insufficient to purchase a whole Conversion Security shall be rounded up to the next whole Conversion Security.

5.          Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

6.          Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

7.          Officers and Directors Not Liable. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

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8.          Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the holder of this Note (“Costs”) in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise. The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

9.          Governing Law. PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW, THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THAT MIGHT OTHERWISE APPLY, AND THE APPLICABLE FEDERAL LAWS OF THE UNITED STATES OF AMERICA, SHALL GOVERN THE RIGHTS AND DUTIES OF THE PARTIES UNDER THIS NOTE AND THE VALIDITY, CONSTRUCTION, ENFORCEMENT, AND INTERPRETATION OF THIS AGREEMENT.

[Signature Page Follows]

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EHAVE, INC.

By:
Name:
Title:

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